UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended August 16, 2011
Commission file number 1-33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS
REPORTS SECOND QUARTER RESULTS
Highlights
•	Generated distributable cash flow(1) of $42.6 million in the second quarter of 2011, up 52 percent from the same period of the prior year.

•	In June 2011, entered into a new long-term contract with BG Group plc to charter four newbuilding shuttle tankers in Brazil commencing in mid- to late-2013.

•	In July 2011, completed a $20 million private placement equity offering to partially finance the four newbuilding shuttle tankers.

•	Total liquidity of $294.0 million as at June 30, 2011.
Hamilton, Bermuda, August 11, 2011 — Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO), today reported the Partnership’s results for the quarter ended June 30, 2011. During the second quarter of 2011, the Partnership generated distributable cash flow(1) of $42.6 million, compared to $28.1 million in the same period of the prior year.
On July 22, 2011, the Partnership declared a cash distribution of $0.50 per unit for the quarter ended June 30, 2011. The cash distribution is payable on August 12, 2011 to all unitholders of record on August 5, 2011.
“The Partnership’s strong second quarter cash flow reflects the full quarter benefit of our acquisition of the remaining 49 percent interest in Teekay Offshore Operating L.P. in March 2011,” commented Peter Evensen, Chief Executive Officer of Teekay Offshore GP LLC. “The fundamentals for deepwater offshore oil production, storage and transportation continue to be favorable and we are encouraged by the high level of recent tendering activity in the sector. Our business development efforts have been yielding results and recently resulted in the award of a new long-term shuttle tanker contract from a subsidiary of BG Group plc in Brazil. This contract will be serviced by four newbuilding shuttle tankers, scheduled to deliver in mid- to late-2013.”
Mr. Evensen added, “Our sponsor, Teekay Corporation, was recently awarded a significant new North Sea FPSO contract also with BG. This is positive for our future cash flow growth as the newbuilding FPSO unit should become eligible to be acquired by Teekay Offshore once operations under its charter contract commence in early 2014. In addition to our ability to secure projects or acquire vessels directly from third parties, the Partnership’s sponsor, Teekay Corporation, also provides us with an important pipeline of future growth opportunities.”
Summary of Recent Transactions
In June 2011, the Partnership entered into a new long-term contract with a subsidiary of BG Group plc (BG) to provide shuttle tanker services in Brazil. As previously announced, the contract with BG will be serviced by four Suezmax newbuilding shuttle tankers to be constructed by Samsung Heavy Industries for a total delivered cost of approximately $480 million. Upon their scheduled delivery in mid- to late-2013, the vessels will commence operations under ten-year, fixed-rate time-charter contracts. The contract with BG also includes certain extension options and vessel purchase options.
During July 2011, the Partnership sold 0.7 million common units through a private placement for net proceeds of $20.4 million (including the general partner’s contribution). The net proceeds from the offering were used to partially finance the shipyard installments for the four Suezmax newbuilding shuttle tankers.

(1)
Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under U.S. generally accepted accounting principles (GAAP).

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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of August 10, 2011.

	Number of Vessels
	Owned		Chartered-	Committed
	Vessels		in Vessels	Newbuildings		Total
Shuttle Tanker Segment	31	(i)	5	4	(ii)	40
Conventional Tanker Segment	10	(iii)	—	—		10
FSO Segment	5		—	—		5
FPSO Segment	2		—	—		2

Total	48		5	4		57

(i)	Includes six shuttle tankers in which Teekay Offshore’s interest is 50 percent and three shuttle tankers in which Teekay Offshore’s ownership is 67 percent.

(ii)	Includes four shuttle tanker newbuildings expected to deliver in mid- to late-2013 and commence operations under contracts with BG in Brazil.

(iii)	Reflects the sale of the Scotia Spirit in early August 2011.
In early August 2011, the Partnership sold its 1993-built conventional Aframax tanker, the Scotia Spirit, to a third party buyer for net proceeds of $8.3 million. As a result of the early termination of the time-charter for this vessel, the Partnership will receive a termination fee of $2.1 million in the third quarter of 2011.
Future Growth Opportunities
Pursuant to an omnibus agreement that Teekay Offshore entered into in connection with its initial public offering in December 2006, Teekay Corporation (Teekay) is obligated to offer to the Partnership its interest in certain shuttle tankers, FSO units, floating production, storage and offloading (FPSO) units and joint ventures it may acquire in the future, provided the vessels are servicing contracts with remaining durations of three years or greater. The Partnership may also acquire other vessels that Teekay may offer it from time to time.
Shuttle Tankers
Teekay Offshore recently acquired two Aframax shuttle tanker newbuildings (the Amundsen Spirit and the Nansen Spirit) and committed to acquire one additional Aframax shuttle tanker newbuilding (the Peary Spirit) that delivered to the Partnership in early August 2011. Teekay is obligated to offer the Partnership a fourth shuttle tanker newbuilding (the Scott Spirit) within 365 days after its delivery, provided the vessel is servicing a charter contract with remaining durations of three years or greater.
FPSO Units
Pursuant to the omnibus agreement and a subsequent agreement, Teekay is obligated to offer to sell the Petrojarl Foinaven FPSO unit, an existing FPSO unit, which is owned by Teekay and operating under a long-term contract in the North Sea, to Teekay Offshore prior to July 9, 2012. The purchase price for the Petrojarl Foinaven FPSO unit would be at its fair market value plus any additional tax or other costs to Teekay that would be required to transfer the FPSO unit to the Partnership.
In October 2010, Teekay signed a long-term contract with Petrobras to provide a FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly converted FPSO unit, named Petrojarl Cidade de Itajai. The new FPSO unit is scheduled to deliver in mid-2012, when it will commence operations under a nine-year, fixed-rate time-charter contract to Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay is obligated to offer to the Partnership its 50 percent interest in this FPSO project at Teekay’s fully built-up cost, within 365 days after the commencement of the charter with Petrobras.
In May 2011, Teekay entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. As part of the joint venture agreement, Odebrecht is a 50 percent partner in the Tiro Sidon FPSO project and Teekay is currently working with Odebrecht on other FPSO project opportunities which, pursuant to the omnibus agreement, may result in the future sale of new FPSO units to the Partnership.
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In June 2011, Teekay entered into a new contract with BG Norge Limited to provide a harsh weather FPSO unit for the Knarr oil and gas field located in the North Sea. The contract will be serviced by a newly-built FPSO unit to be constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay is obligated to offer to the Partnership its interest in this FPSO project at Teekay’s fully built-up cost, within 365 days after the commencement of the charter, which is expected to be during the first quarter of 2014.
Financial Summary
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $26.2 million for the quarter ended June 30, 2011, compared to $18.9 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $37.5 million and $21.7 million for the quarters ended June 30, 2011 and 2010, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net loss attributable to the partners of $11.4 million for the second quarter of 2011, compared to a net loss of $2.8 million in the same period of the prior year. Net revenues(2) for the second quarter of 2011 increased to $201.6 million compared to $191.9 million in the same period of the prior year.
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $48.3 million for the six months ended June 30, 2011, compared to $39.0 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $36.2 million and $27.0 million for the six months ended June 30, 2011 and 2010, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $12.0 million for the six months ended June 30, 2011 and 2010. Net revenues(2) for the six months ended June 30, 2011 increased to $409.9 million compared to $390.5 million in the same period of the prior year.
For accounting purposes, the Partnership is required to recognize, through the consolidated statements of (loss) income, changes in the fair value of certain derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions or have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.
The Partnership has recast its historical financial results to include the results of the Falcon Spirit FSO unit and the Cidade de Rio das Ostras (Rio das Ostras) FPSO unit relating to the periods prior to their acquisition by the Partnership from Teekay, and for which pre-acquisition results are referred to in this release as the Dropdown Predecessor. In accordance with GAAP, business acquisitions of entities under common control that have begun operations are required to be accounted for in a manner whereby the Partnership’s financial statements are retroactively adjusted to include the historical results of the acquired vessels from the date the vessels were originally under the control of Teekay. For these purposes, the Falcon Spirit was under common control by Teekay from December 15, 2009 until April 1, 2010, when it was sold to the Partnership and the Rio das Ostras FPSO unit was under common control by Teekay from April 1, 2008 to October 1, 2010, when it was sold to the Partnership.
On October 1, 2010, Teekay Offshore agreed to acquire Teekay’s interest in the newbuilding shuttle tanker Peary Spirit. Prior to its acquisition by the Partnership, this entity is considered a variable interest entity for accounting purposes. As a result, the Partnership’s consolidated financial statements include the financial position, operating results and cash flow contribution of the Peary Spirit subsequent to October 1, 2010. The Peary Spirit was acquired by the Partnership in early August 2011.

(1)
Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

(2)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Operating Results
The following table highlights certain financial information for Teekay Offshore’s four main segments: the Shuttle Tanker segment, the Conventional Tanker segment, the FSO segment, and the FPSO segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended
	June 30, 2011
	(unaudited)
		Conventional
	Shuttle Tanker	Tanker	FSO	FPSO
(in thousands of U.S. dollars)	Segment	Segment	Segment	Segment	Total
Net revenues	113,471	30,915	14,626	42,561	201,573

Vessel operating expenses	42,109	6,012	7,411	19,665	75,197
Time-charter hire expense	18,182	—	—	—	18,182
Depreciation and amortization	28,704	5,557	2,991	8,911	46,163

Cash flow from vessel operations(1)	44,551	24,145	6,520	19,955	95,171

	Three Months Ended
	June 30, 2010
	(unaudited)
		Conventional
	Shuttle Tanker	Tanker	FSO	FPSO
(in thousands of U.S. dollars)	Segment	Segment	Segment	Segment(2)	Total
Net revenues	114,264	21,589	18,343	37,693	191,889

Vessel operating expenses	32,346	5,657	8,420	14,685	61,108
Time-charter hire expense	23,424	—	—	—	23,424
Depreciation and amortization	29,280	5,921	3,829	8,894	47,924

Cash flow from vessel operations(1)	49,343	14,793	9,404	15,513	89,053

(1)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains, includes the realized gains (losses) on the settlement of foreign exchange forward contracts and excludes the cash flow from vessel operations relating to the Partnership’s Dropdown Predecessor and adjusting for direct financing leases to a cash basis. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Cash flow from vessel operations for the FPSO segment excludes the cash flow generated by the Rio das Ostras FPSO unit prior to its acquisition by the Partnership on October 1, 2010. Results for the Rio das Ostras FPSO unit for the periods prior to its acquisition by the Partnership when it was owned and operated by Teekay are included in the Dropdown Predecessor.

Shuttle Tanker Segment
Cash flow from vessel operations from the Partnership’s shuttle tanker segment decreased to $44.6 million for the second quarter of 2011 compared to $49.3 million for the same period of the prior year, primarily due to higher vessel operating expenses mainly relating to higher crewing and repairs and maintenance costs, the termination of the time-charter of the Basker Spirit in the first quarter of 2011, and lower revenue as a result of fewer revenue days from vessels operating under contracts of affreightment. This was partially offset by an increase in revenues due to the September 2010 amended master agreement with Statoil, which includes the contribution from the two newbuilding shuttle tankers, the Amundsen Spirit and Nansen Spirit (which were acquired during the fourth quarter of 2010) and lower time-charter hire expense due to the redelivery of two in-chartered vessels.
Conventional Tanker Segment
Cash flow from vessel operations from the Partnership’s conventional tanker segment increased to $24.1 million in the second quarter of 2011 compared to $14.8 million for the same period of the prior year, primarily due to higher than normal net bunker revenues as a result of increases in bunker prices and a decrease in the number of off-hire days due to scheduled drydocking days.
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FSO Segment
Cash flow from vessel operations from the Partnership’s FSO segment decreased to $6.5 million in the second quarter of 2011 compared to $9.4 million for the same period of the prior year, primarily due to the sale of the Karratha Spirit FSO unit during the first quarter of 2011, and a lower charter rate for the Navion Saga that took effect in the second quarter of 2010 in accordance with its charter contract.
FPSO Segment
Cash flow from vessel operations from the Partnership’s FPSO segment increased to $20.0 million for the second quarter of 2011 compared to $15.5 million for the same period of the prior year, primarily due to the acquisition of the Rio das Ostras FPSO unit in October 2010, partially offset by higher vessel operating expenses.
Liquidity
As of June 30, 2011, the Partnership had total liquidity of $294.0 million, which consisted of $158.6 million in cash and cash equivalents and $135.4 million in undrawn revolving credit facilities.
Conference Call
The Partnership plans to host a conference call on August 12, 2011 at 1:00 p.m. (ET) to discuss its results for the second quarter of 2011. An accompanying investor presentation will be available on Teekay Offshore’s website at www.teekayoffshore.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (866) 322-8032 or (416) 640-3406, if outside North America, and quoting conference ID code 4969510.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekayoffshore.com (the archive will remain on the website for a period of 30 days).
The conference call will be recorded and available until August 19, 2011. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 4969510.
About Teekay Offshore Partners L.P.
Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation, oil production and storage services to the offshore oil industry. Teekay Offshore owns 40 shuttle tankers (including five chartered-in vessels and four committed newbuildings), five FSO units, 10 conventional oil tankers, and two FPSO units. Teekay Offshore also has rights to participate in certain other FPSO and shuttle tanker opportunities provided by its sponsor, Teekay Corporation.
Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
Web site: www.teekayoffshore.com
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2011	2010(1)	2011	2010(1)(2)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES	234,145	233,771	226,838	467,916	460,417

OPERATING EXPENSES
Voyage expenses	32,572	25,465	34,949	58,037	69,903
Vessel operating expenses (3)	75,197	75,130	61,108	150,327	124,496
Time-charter hire expense	18,182	20,270	23,424	38,452	48,462
Depreciation and amortization	46,163	45,570	47,924	91,733	92,932
General and administrative (3)	18,157	18,730	16,347	36,887	32,981
Loss on sale of vessel	—	171	—	171	—
Write-down of vessel	8,194	900	—	9,094	—
Restructuring charge (4)	—	3,924	—	3,924	119

	198,465	190,160	183,752	388,625	368,893

Income from vessel operations	35,680	43,611	43,086	79,291	91,524

OTHER ITEMS
Interest expense	(8,890)	(8,469)	(9,326)	(17,359)	(19,206)
Interest income	150	129	238	279	403
Realized and unrealized (loss) gain on derivative instruments (5)	(38,720)	10,840	(57,863)	(27,880)	(82,338)
Foreign exchange gain (loss) (6)	367	(799)	2,249	(432)	3,871
Income tax (expense) recovery	(3,037)	(2,653)	10,453	(5,690)	17,364
Other income — net	1,159	1,310	1,409	2,469	3,890

Net (loss) income	(13,291)	43,969	(9,754)	30,678	15,508

Net (loss) income attributable to:
Non-controlling interests	(1,937)	20,593	(7,572)	18,656	3,277
Dropdown Predecessor (1)(2)	—	—	653	—	186
Partners	(11,354)	23,376	(2,835)	12,022	12,045
Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic and diluted	62,800,314	57,170,219	42,760,000	60,000,819	40,495,580
Total units outstanding at end of period	62,800,314	62,800,314	42,760,000	62,800,314	42,760,000

(1)
Results for the Rio das Ostras FPSO unit for the period beginning in April 2008 prior to its acquisition by the Partnership in October 2010 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor.

(2)
Results for the Falcon Spirit FSO unit for the period beginning in December 2009 prior to its acquisition by the Partnership in April 2010 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor.

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(3)
The Partnership has entered into foreign exchange forward contracts, which are economic hedges for certain vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized (losses) gains arising from hedge ineffectiveness from such forward contracts, including forward contracts relating to the Dropdown Predecessor, are reflected in vessel operating expenses, and general and administrative expenses in the above Summary Consolidated Statements of (Loss) Income as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Vessel operating expenses	(83)	(184)	(1,198)	(267)	(2,322)
General and administrative	69	130	(840)	199	(1,554)

(4)
Restructuring charges for the three months ended March 31, 2011 were incurred in connection with the sale of an FSO unit and the termination of the charter contract of one of the Partnership’s shuttle tankers. Restructuring charges for the six months ended June 30, 2010 were incurred in connection with the re-flagging of certain of the Partnership’s shuttle tankers.

(5)
The realized (losses) gains relate to the amounts the Partnership actually paid or received to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Realized (losses) gains relating to:
Interest rate swaps	(13,769)	(13,702)	(12,057)	(27,471)	(24,844)
Foreign currency forward contract	1,204	418	(340)	1,622	(495)

	(12,565)	(13,284)	(12,397)	(25,849)	(25,339)

Unrealized (losses) gains relating to:
Interest rate swaps	(26,969)	20,765	(42,190)	(6,204)	(53,139)
Foreign currency forward contracts	814	3,359	(3,276)	4,173	(3,860)

	(26,155)	24,124	(45,466)	(2,031)	(56,999)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(38,720)	10,840	(57,863)	(27,880)	(82,338)

(6)
Foreign exchange gain (loss) includes realized gains of $0.8 million and $1.4 million, for the three and six months ended June 30, 2011, respectively, relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swap that was entered into as an economic hedge in relation to the Partnership’s NOK 600 million unsecured bond. Foreign exchange gain (loss) also includes unrealized gains of $3.1 million and $9.4 million for the three and six months ended June 30, 2011, respectively, relating to the change in fair value of such derivative instrument, partially offset by $3.1 million and $8.4 million in unrealized losses on the revaluation of the NOK bond for the three and six months ended June 30, 2011, respectively.

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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at	As at
	June 30, 2011	March 31, 2011	December 31, 2010
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	158,644	123,422	166,483
Vessels held for sale	8,300	—	—
Other current assets	163,318	156,946	142,493
Vessels and equipment	2,302,656	2,218,025	2,247,323
Advances on newbuilding contracts	44,600	53,670	52,184
Other assets	71,468	75,501	78,267
Intangible assets	25,203	26,983	28,763
Goodwill	127,113	127,113	127,113

Total Assets	2,901,302	2,781,660	2,842,626

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	90,121	101,491	101,287
Other current liabilities	183,793	145,511	113,183
Current portion of long-term debt	202,677	137,468	152,096
Long-term debt	1,714,458	1,667,768	1,565,044
Other long-term liabilities	144,718	117,483	140,842
Redeemable non-controlling interest	39,604	40,614	41,725
Equity:
Non-controlling interest	46,703	48,323	170,876
Partners’ equity	479,228	523,002	557,573

Total Liabilities and Equity	2,901,302	2,781,660	2,842,626

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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2011	2010 (1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	152,506	147,017

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	311,472	81,600
Scheduled repayments of long-term debt	(69,429)	(50,398)
Prepayments of long-term debt	(50,360)	(150,048)
Advance from joint venture partner	14,500	—
Repayment of long-term debt relating to Dropdown Predecessor relating to Falcon Spirit	—	(32,834)
Contribution by Teekay Corporation relating to acquisition of Rio das Ostras	2,000	—
Distribution to Teekay Corporation for the acquisition of Falcon Spirit	—	(11,295)
Equity contribution from Teekay Corporation	—	5,020
Purchase of 49% interest in Teekay Offshore Operating L.P.	(160,000)	—
Equity contribution from Teekay Corporation to Dropdown Predecessor relating to Falcon Spirit	—	805
Equity contribution from joint venture partner	2,250	333
Proceeds from issuance of common units	—	100,581
Expenses of equity offerings	(91)	(5,043)
Cash distributions paid by the Partnership	(61,335)	(39,126)
Cash distributions paid by subsidiaries to non-controlling interests	(19,642)	(42,968)
Other	—	(523)

Net financing cash flow	(30,635)	(143,896)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(145,611)	(4,813)
Proceeds from sale of vessels and equipment	5,054	—
Investment in direct financing lease assets	370	(886)
Direct financing lease payments received	10,477	11,607

Net investing cash flow	(129,710)	5,908

(Decrease) increase in cash and cash equivalents	(7,839)	9,029
Cash and cash equivalents, beginning of the period	166,483	109,407

Cash and cash equivalents, end of the period	158,644	118,436

(1)
In accordance with GAAP, the Summary Consolidated Statements of Cash Flows includes the cash flows relating to the Falcon Spirit FSO unit, for the period from December 15, 2009 to April 1, 2010 and the Rio das Ostras FPSO unit, for the period from April 1, 2008 to October 1, 2010, when the vessels were under the common control of Teekay Corporation, but prior to their acquisition by the Partnership.

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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME
(in thousands of U.S. dollars)
Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net (loss) income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (loss) income — GAAP basis	(13,291)	(9,754)	30,678	15,508
Net loss (income) attributable to non-controlling interests	1,937	7,572	(18,656)	(3,277)
Net income (loss) attributable to Dropdown Predecessor	—	(653)	—	(186)

Net (loss) income attributable to the partners	(11,354)	(2,835)	12,022	12,045
Add (subtract) specific items affecting net (loss) income:
Foreign exchange losses(1)	411	1,200	1,875	564
Foreign currency exchange losses resulting from hedging ineffectiveness (2)	14	2,052	68	3,912
Deferred income tax expense (recovery) relating to unrealized foreign exchange gains (3)	3,577	(10,997)	10,096	(14,206)
Unrealized losses on derivative instruments (4)	26,155	44,762	2,031	55,912
Loss on sale of vessel (5)	—	—	171	—
Write-down of vessel (6)	8,194	—	9,094	—
Restructuring charges and other(7)	—	3,634	4,873	3,753
Non-controlling interests’ share of items above	(810)	(18,924)	8,039	(22,943)

Total adjustments	37,541	21,727	36,247	26,992

Adjusted net income attributable to the partners	26,187	18,892	48,269	39,037

(1)
Foreign exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period, excluding amounts related to Dropdown Predecessor, and the realized gains relating to the cross currency swap.

(2)
Foreign currency exchange losses resulting from hedging ineffectiveness include the unrealized losses arising from hedge ineffectiveness from foreign exchange forward contracts that are or have been designated as hedges for accounting purposes. This excludes foreign currency exchange gains resulting from hedging ineffectiveness relating to the Dropdown Predecessors of $0.01 million and $0.04 million, for the three and six months ended June 30, 2010, respectively.

(3)	Portion of deferred income tax expense (recovery) related to unrealized foreign exchange gains and losses.

(4)
Reflects the unrealized losses due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, excluding unrealized losses of $0.7 million and $1.1 million relating to the Dropdown Predecessors for the three and six months ended June 30, 2010, respectively.

(5)	Loss on sale of vessel relates to the sale of the Karratha Spirit FSO unit.

(6)	Write-down of vessel is related to the valuation impairment of one conventional tanker based on its estimated sales price.

(7)
Restructuring charges of $3.9 million for the six months ended June 30, 2011 were incurred in connection with the sale of a FSO unit and the termination of the charter contract of one of the Partnership’s shuttle tankers. Restructuring charges of $0.1 million for the six months ended June 30, 2010 were incurred in connection with the re-flagging of certain of the Partnership’s vessels. Other items for the six months ended June 30, 2011 include $0.9 million related to a one-time management fee associated with the portion of stock-based compensation grants of Teekay’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011. Other items for the three months ended June 30, 2010 include $3.6 million relating to adjustments to the carrying value of certain capitalized drydocking expenditures and non-recurring adjustments to tax accruals.

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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, income (loss) from variable interest entities, non-cash income taxes, loss on write down of vessels and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net (loss) income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net (loss) income for the quarter.

Three Months Ended
June 30, 2011
(unaudited)
Net loss	(13,291)
Add (subtract):
Depreciation and amortization	46,163
Write-down of vessel	8,194
Foreign exchange and other, net	1,579
Deferred income tax expense	2,680
Estimated maintenance capital expenditures	(25,793)
Unrealized losses on non-designated derivative instruments (1)	26,155

Distributable Cash Flow before Non-Controlling Interest	45,687
Non-controlling interests’ share of DCF	(3,097)

Distributable Cash Flow	42,590

(1)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.
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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX C — SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended June 30, 2011
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
	Segment	Segment	Segment	Segment	Total
Net revenues (1)	113,471	30,915	14,626	42,561	201,573
Vessel operating expenses	42,109	6,012	7,411	19,665	75,197
Time-charter hire expense	18,182	—	—	—	18,182
Depreciation and amortization	28,704	5,557	2,991	8,911	46,163
General and administrative	13,197	758	1,242	2,960	18,157
Write-down of vessel	—	8,194	—	—	8,194

Income from vessel operations	11,279	10,394	2,982	11,025	35,680

	Three Months Ended June 30, 2010
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
	Segment	Segment	Segment	Segment(2)	Total
Net revenues(1)	114,264	21,589	18,343	37,693	191,889
Vessel operating expenses	32,346	5,657	8,420	14,685	61,108
Time-charter hire expense	23,424	—	—	—	23,424
Depreciation and amortization	29,280	5,921	3,829	8,894	47,924
General and administrative	11,603	1,139	1,009	2,596	16,347

Income from vessel operations	17,611	8,872	5,085	11,518	43,086

(1)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues are a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Income from operations for the Rio das Ostras FPSO unit for the periods prior to its acquisition by the Partnership on October 1, 2010 when it was owned and operated by Teekay Corporation are required by GAAP to be included in Teekay Offshore’s results for such prior periods. The amounts included in this release related to the Rio das Ostras FPSO Dropdown Predecessor figures are only expected to impact the accounting for periods prior to the date the Rio das Ostras FPSO was acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the second quarter of 2010.

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects, cash flows and distributions to unitholders; the timing of delivery of the four newbuilding shuttle tankers and expected future increase in the Partnership’s distributable cash flow as a result of the new long-term contract with BG in Brazil; the industry fundamentals for deepwater offshore oil production, storage and transportation; the potential for Teekay to offer additional vessels to the Partnership and the Partnership’s acquisition of any such vessels, including the Petrojarl Foinaven FPSO unit, the Petrojarl Cidade de Itajai FPSO unit, the Scott Spirit newbuilding Aframax shuttle tanker, and the newbuilding FPSO unit that will service the Knarr field under contract with BG Norge Limited; and the potential for the Partnership to acquire other vessels or offshore projects from Teekay or third parties. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; variability in shuttle tanker tonnage requirements under the Statoil master agreement; different-than-expected levels of oil production in the North Sea offshore fields; potential early termination of contracts, including the Rio das Ostras FPSO time-charter contract and the Statoil master agreement; failure of Teekay to offer to the Partnership additional vessels; the inability of the joint venture between Teekay and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to the Partnership; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to acquire to acquire other vessels or offshore projects from from Teekay or third parties; the Partnership’s ability to raise financing for the BG newbuilding shuttle tankers and/or to purchase additional assets; failure to secure a new contract in excess of three years for the Scott Spirit shuttle tanker newbuilding; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2010. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its general partner
Date: August 16, 2011	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)